Exhibit 99.1

Brookfield Residential Properties Inc.

News Release

BROOKFIELD RESIDENTIAL COMPLETES 2013 ANNUAL FILINGS

Calgary, Alberta, February 12, 2014 – Brookfield Residential Properties Inc. (BRP: NYSE/TSX) today announced that it has filed its 2013 Annual Report, including its audited financial statements for the year ended December 31, 2013, with the SEC on EDGAR as well as with the Canadian securities authorities on SEDAR.  These documents can also be found in the investor section of our website at brookfieldrp.com.  Hard copies of the interim and annual reports can be obtained free of charge upon request.

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Brookfield Residential Properties Inc. is a leading North American land developer and homebuilder with operations in eleven major markets. We entitle and develop land to create master-planned communities and build and sell lots to third-party builders, as well as to our own homebuilding division. We also participate in selected, strategic real estate opportunities, including infill projects, mixed-use developments, infrastructure projects, and joint ventures. Brookfield Residential is listed on the NYSE and TSX under the symbol BRP.  For more information, visit brookfieldrp.com.

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For more information, please visit our website at brookfieldrp.com or contact:

Investors:	Media:
Nicole French Investor Relations & Communications Tel: 1.403.231.8952 Email: nicole.french@brookfieldrp.com	Andrew Willis Communications & Media Tel: 1.416.369.8236 Email: andrew.willis@brookfield.com